The Trust adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended October 31, 2001, amounts have been reclassified to reflect an increase in overdistributed net investment income of $140,806. Accumulated net realized loss was decreased by the same amount. As noted in the Statement of Changes in Net Assets, the Trust realized a tax return of capital of $959,803. Net assets of the Trust were unaffected by the reclassifications.